Simmons First Investment Group, Inc.
Statements of Cash Flows
Years Ended December 31, 2016 and 2015

	2016	2015
Operating Activities		
Net loss	$ (417,900)	$ (218,971)
Items not requiring (providing) cash		
Depreciation	40,361	5,735
Amortization	170,833	170,833
State and Fed income taxes	88,582	--
Deferred income taxes	(78,414)	37,092
Changes in		
Deposits with clearing organization	(624,70)	(364,791)
Trading securities	4,397,770	914,810
Other receivables	20,176	5,251
Other assets	41,881	(103,552)
Accounts payable and accrued expenses	108,028	(114,857)
Payable to clearing organization	(1,183)	(8,488)
Net cash provided by operating activities	3,745,432	323,062
Investing Activities		
Purchases of premises and equipment	(213,199)	(26,098)
Net cash (used in) investing activities	(213,199)	(26,098)
Financing Activities		
Net dividend returned to Holding Company	(3,578,052)	--
Bank Overdraft	--	(27,345)
Net cash used in financing activities	(3,578,052)	(27,345)
(Decrease) Increase in Cash	(45,819)	269,619
Cash, Beginning of Year	269,719	100
Cash, End of Year	$ 223,899	$ 269,719